                                                                    Exhibit 99.2

[PRICEWATERHOUSECOOPERS LETTERHEAD]


To the Management Committee
and Shareholders of Jorf Lasfar
Energy Company S.C.A. (JLEC)
El Jadida


REPORT OF INDEPENDENT ACCOUNTANTS


We have audited the accompanying balance sheet of JLEC and the related statements of income and retained earnings and of cash flows for the year ended December 31, 2002 as set out on pages 2 to 18. These statements are the responsibility of the Company's management. Our responsibility is to audit and express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free fo material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of JLEC and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/ Price Waterhouse

February 7, 2003

                        Jorf Lasfar Energy Company S.C.A
                                      JLEC

                        CENTRALE THERMIQUE DE JORF LASFAR
                               B P 99 SIDI BOUZID
                                    EL JADIDA
                                     MOROCCO

                              Tel : 212 23 34 53 71
                              Fax : 212 23 34 54 05


                                     US GAAP

                              FINANCIAL STATEMENTS

                                      AS OF

                                DECEMBER 31, 2002


                                     AUDITED


================================================================================
  R.C. no 86655 - Patente no 35511273 - Identification Fiscale (I.S TVA)
                                  no 1021595

JORF  LASFAR  ENERGY  COMPANY

                          INDEX TO FINANCIAL STATEMENTS

                                                                         Page(s)
                                                                         -------
Balance Sheet
         December 31, 2001, and December 31, 2002........................     3

Statement of Income
         Period from January 1, 2002, to December 31, 2002...............     4

Statement of Cash Flows
         Period from January 1, 2002, to December 31, 2002...............     5

Notes to US GAAP Financial Statements                                      6-18

      JORF LASFAR ENERGY COMPANY

                                  BALANCE SHEET

                                                                            Note      December 31, 2002     December 31, 2001
                                                                         ----------  --------------------  ------------------
                                                                                      (000) U.S. Dollars   (000) U.S. Dollars
ASSETS

      Current Assets
            Cash.....................................................       3.1                    46,683              67,106
            Inventories..............................................     2.c.&.4                  40,615              31,759
            Account Receivable.......................................        5                     76,175              86,515
            Prepayments..............................................        6                     10,431               4,477
            Other....................................................                                   0                   0
                                                                                     --------------------  ------------------
                   Total current assets..............................                             173,903             189,857

      Long Term Assets, net
            Restricted Cash..........................................       3.2                    53,778              17,140
            Fixed Assets.............................................                               6,554               6,284
            Long Term Receivables from $ DFL model...................    2.b & 16.1             1,283,672           1,465,695
            Long Term Receivables from Euro DFL model................    2.b.&.16.1             1,000,970             968,244
            Other Long Term Assets...................................        8                     10,968               9,445
                                                                                     --------------------  ------------------
                   Total Long Term Assets............................                           2,355,942           2,466,808

                                                                                     --------------------  ------------------
                   Total assets......................................                           2,529,846           2,656,664

LIABILITIES AND SHAREHOLDERS' EQUITY

      Current Liabilities
            Accounts payable to third parties........................        9                     25,498              34,764
            Accounts payable to related parties......................        10                   145,065              74,704
            VAT  Liability...........................................        7                      2,871               3,078
            Taxes payable............................................        11                     4,866                 873
            Current part of Long-term loans in US Dollars............        14                    25,749              24,873
            Current part of Long-term loans in Euro..................        14                    36,855              31,167
            Other current liabilities................................        13                     7,955              18,607
                                                                                     --------------------  ------------------
                   Total current liabilities.........................                             248,859             188,066

      Non-Current Liabilities
            Long-term loans in US Dollars............................        14                   238,174             251,667
            Long-term loans in Euro..................................        14                   340,912             319,457
            $ Capacity Charges greater than $ DFL model..............       12.1                    2,441              (9,907)
            Euro Capacity Charges greater than Euro DFL model........       12.2                      236              (4,225)
            Unearned Income from $ DFL model.........................    2.b & 16.2               584,918             722,975
            Unearned Income from Euro DFL model......................    2.b & 16.2               595,164             607,450
            Deferred Tax Liability...................................       2.e                    13,005               6,097
            Derivative Instrument Liability..........................        20                    21,410              10,665
            Unfunded Pension Obligations.............................       18.1                    5,693                   0
                                                                                     --------------------  ------------------
                   Total non-current liabilities.....................                           1,801,954           1,904,179

      Shareholders' Equity
            Common Stock.............................................       15.1                       58                  58
            Convertible Shareholders'  Securities....................       15.2                  201,425             201,425
            Preferred Stock..........................................       15.3                  185,930             185,930
            Retained Earnings........................................       15.4                  113,031             187,672
            Other Comprehensive Income...............................        20                   (21,410)            (10,665)
                                                                                     --------------------  ------------------
                   Total shareholders' equity........................                             479,033             564,420

                                                                                     --------------------  ------------------
                   Total liabilities and shareholders' equity........                           2,529,846           2,656,664

The accompanying Notes 1 to 22 are an integral part of these financial statements.

      JORF LASFAR ENERGY COMPANY

STATEMENT  OF  INCOME

                                                                                       January 1, 2002      January 1, 2001
                                                                                             to                   to
                                                                            Note      December 31, 2002    December 31, 2001
                                                                         ----------  --------------------  ------------------
                                                                                      (000) U.S. Dollars   (000) U.S. Dollars
REVENUE

      Lease Revenue from $ DFL model.................................    2.b.&.16.2                88,464             100,679
      Lease Revenue from Euro DFL model..............................    2.b & 16.2                95,078              94,545
      Energy Payments................................................                             130,446             116,709
      O&M Revenue....................................................                              42,930              38,809
      Supplemental Capacity Charges..................................                               4,017               3,887
      Sale of Fly Ash................................................                                 247                 303
      Adjustments....................................................        22                     3,090               2,364
                                                                                     --------------------  ------------------
            TOTAL REVENUE                                                                         364,272             357,296

OPERATING EXPENSES

      Coal Cost......................................................                             126,957             115,066
      Fuel Oil Cost..................................................                                 910                 754
      O&M Costs......................................................                              25,057              20,329
      Operator's Incentive...........................................                               3,721               2,099
      Generator Costs................................................                              11,397              12,547
      Amortization of Major Maintenance..............................       8.1                     1,128                 470
      Depreciation of Fixed Assets...................................                               1,624                 261
      Provision For Future Pension Obligations.......................      18.1                     5,427                   0
                                                                                     --------------------  ------------------
            TOTAL OPERATING EXPENSES                                                              176,222             151,525

OPERATING INCOME                                                                                  188,050             205,771

FINANCIAL ITEMS

      Financial Income...............................................                               1,764               4,735
      Exchange Gain (+) or Loss (-)..................................      2.d                     (1,558)              8,197

      Financial Expenses.............................................       17                     44,834              50,617
                                                                                     --------------------  ------------------
            TOTAL FINANCIAL ITEMS                                                                 (44,628)            (37,685)

INCOME BEFORE TAXES                                                                               143,422             168,086

      Income Taxes
            Current..................................................      2.e                      4,226                603
            Deferred.................................................      2.e                      6,908               6,097

                                                                                     --------------------  ------------------

NET INCOME                                                               15.4 & 21                132,288             161,386

The accompanying Notes 1 to 22 are an integral part of these financial statements.

     JORF LASFAR ENERGY COMPANY

                             STATEMENT OF CASH FLOWS

                                                                                        January 1, 2002         January 1, 2001
                                                                                              to                      to
                                                                                       December 31, 2002       December 31, 2001
                                                                                     ---------------------   ---------------------
                                                                            Note       (000) U.S. Dollars     (000) U.S. Dollars
                                                                          --------
CASH FLOWS FROM OPERATING ACTIVITIES
     Payments received from ONE.........................................                         471,044                 411,872
     Interest received..................................................                           1,748                   4,543
     Insurance Payment..................................................                          (5,665)                 (7,104)
     Payments of Operating Costs .......................................                        (261,641)               (228,771)
     Cash Effect of Value Added Ta......................................                            (321)                  4,430
                                                                                     -------------------     -------------------
          Net cash provided by operating activities.....................        21               205,165                 184,970

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from loan.................................................                               0                  92,589
     Proceeds from share capital payments...............................                               0                       0
     Repayment of loans.................................................                         (57,964)                (41,961)
     Payment of financing costs ........................................                               0                       0
     Payment of Dividend ...............................................                        (132,114)               (189,600)
                                                                                     -------------------     -------------------
          Net cash provided by financing activities.....................                        (190,078)               (138,972)

CASH FLOWS USED FOR INVESTING ACTIVITIES
     Acquisition of fixed assets........................................                           3,957                   5,501
     Payment of project cost............................................                              93                  21,504
                                                                                     -------------------     -------------------
          Net cash used in investing activities.........................                           4,050                  27,005

          Effect of exchange rate changes on cash.......................                           5,178                  (1,950)

CASH AT BEGINNING OF PERIOD.............................................                          84,246                  67,203

NET INCREASE IN CASH DURING PERIOD......................................                          16,215                  17,043
                                                                                     -------------------     -------------------

CASH AT END OF PERIOD...................................................       3.3               100,461                  84,246

The accompanying Notes 1 to 22 are an integral part of these financial statements.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2002

1. GENERAL

a. BACKGROUND

The power station at Jorf Lasfar is located on the Atlantic coast of Morocco, adjacent to the Port of Jorf Lasfar, in the Province of El Jadida. This location is approximately 127 km south--west of Casablanca.
Units 1 and 2 of the power station were constructed by GEC Alstom for the Moroccan Electricity Company, Office National de l'Electricite ("ONE"), and are now in commercial operation. Each of these existing Units is 330 MW, fired by coal.
In October of 1994, the ONE issued a public tender for international companies to expand the power station at Jorf Lasfar. In February of 1995, the ONE selected the "Consortium" of ABB Energy Ventures and CMS Generation as the preferred bidder and exclusive partner for negotiation. In April of 1996, the Consortium and the ONE reached agreement in principle, and initialed the necessary Project Agreements.

b. ESTABLISHMENT

In order to officially conclude and implement these Project Agreements, the Consortium established the Jorf Lasfar Energy Company (the "Company" or "JLEC") on January 20, 1997. The Company was established as a limited partnership ("societe en commandite par actions") in accordance with the Laws of the Kingdom of Morocco, with Commercial Registration Number 86655, Fiscal Identification Number 1021595, and Patente Number 35511274.

In accordance with its charter documents, the Company's objective and purpose is to construct, operate, manage and maintain the power station at Jorf Lasfar, including the development, financing, engineering, design, construction, commissioning, testing, operation and maintenance of two (2) new coal-fired Units, which are very similar in size and technology to the existing Units. In order to secure its fuel supply the Company also operates and maintains the coal-unloading pier in the Port of Jorf Lasfar. For these activities, the Company received a "right of possession" ("droit de jouissance") for the Site, the existing Units, the new Units and coal unloading pier. This "right of possession" will continue for the duration of the Project Agreements, which is anticipated to be in the range from 15 to 30 years.

c. COMPANY LOAN, TRANSFER OF POSSESSION, PROJECT FINANCING AND INITIAL DISBURSEMENT

On September 12, 1997, all Project Agreements were signed, the Company Loan Agreement was executed and the first disbursement of the Company Loan was used to pay the TPA fee to ONE. As a consequence, JLEC received possession of the power station at Jorf Lasfar on September 13, 1997, and began to sell its available capacity and net generation to ONE. All remaining requirements for project financing were completed in November, and initial disbursement of the Project Loans occurred on November 25, 1997.

d. CONSTRUCTION, COMMERCIAL OPERATION, PURCHASE OF COMPANY LOAN AND REPAYMENT OF PROJECT LOANS

After a period of construction lasting 33 months and 41 months, Unit 3 and 4 began normal commercial operation on June 9, 2000, and February 2, 2001, respectively. Consequently, the JLEC shareholders purchased 100% of the Company Loan Notes on December 11, 2000, and JLEC began the repayment of all Project Loans on May 15, 2001. After JLEC completes the repayment of all Project Loans (which is scheduled for February 15, 2013), ONE has the option to pay JLEC the Termination Amount, and then terminate all Project Agreements and retake possession of the Site and power station at Jorf Lasfar .

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The Company's financial statements are prepared using the historical cost convention. The accounting and reporting policies of the Company are in accordance with the generally accepted accounting principles of Morocco, which are called "Code General de Normalisation Comptable" or "CGNC". Financial statements are prepared in accordance with these CGNC standards, and expressed in Dirhams.

In addition to and separately from Moroccan (CGNC) financial statements in Dirhams, the Company uses the U.S Dollar as functional currency, and has prepared these financial statements in accordance with generally accepted accounting principles of the United States.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2002

b. REVENUE RECOGNITION

On September 12, 1997, the Company and the Office National de L'Electricite executed a set of contracts related to the power station at Jorf Lasfar. In accordance with Statement of Financial Accounting Standard (SFAS) No. 13, these contracts are accounted for as a direct financing lease. Accordingly, JLEC ( the "Lessor") will receive a stream of payments from ONE (the "Lessee") over the term of the lease. The term of the lease is determined in accordance with SFAS No. 13 Section (5)(f) which has been superseded by SFAS No. 98 Section 22(a). The following policies are used to calculate the minimum lease payments and the unearned income from the lease.

     MINIMUM LEASE PAYMENTS are determined in accordance with SFAS No. 13
     Section 5(j), and are based on the capacity payments that ONE will make to JLEC. These minimum lease payments do not include reimbursable or executory costs such as the reimbursement of coal costs. The sum of these capacity payments equal the gross investment under the lease.

     This gross investment minus the net investment in the plants is defined to be the UNEARNED INTEREST INCOME. This unearned interest income will be accreted and recognized into earnings over the lease term using the effective interest method so as to produce a constant periodic rate of return on the net investment.

     The NET INVESTMENT represents the cost of acquiring and constructing the leased assets. These ACQUISITION AND CONSTRUCTION COSTS include the following items which are capitalized and allocated to Units 1 and 2 and Units 3 and 4 based upon appropriate allocation methodologies :

          TRANSFER OF POSSESSION AGREEMENT (TPA): The TPA payment is included in the cost basis of the leased assets.

          DIRECT CONSTRUCTION COSTS: All direct costs related to construction are included in the cost basis of the leased assets.

          CAPITALIZED COSTS: Interest and financing costs incurred during construction are capitalized and included in the cost of the constructed units.

          PROJECT DEVELOPMENT COSTS AND FEES: These costs and fees are also capitalized and included in the cost basis of the leased assets.

     FINANCING COSTS: Interest expense is recognized on the effective interest method over the life of the debt. Other financing costs such as commitment fees, guarantee fees, etc. are considered a component of the interest expense of the related debt or financing. As such, they are amortized into expense using the effective interest method over the life of the related debt or financing.

c. INVENTORIES

The Company accounts for inventories by consistently applying the FIFO or average cost method to each item, and uses the conservatism principle (lesser of market value or cost) in its procedures for valuing inventories.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2002


d. FOREIGN CURRENCY TRANSACTIONS

The books and records of the Company for U.S. GAAP are maintained in U.S. Dollars, which is both the reporting and functional currency. Transactions in other currencies are translated to U.S. Dollars at the spot rate for current period expenses and at the settlement rate for non-period transactions. Monetary assets and monetary liabilities outstanding in OTHER foreign currencies on balance sheet dates are translated into U.S. Dollars at rates prevailing on such balance sheet dates. Exchange gains and losses on those foreign currency operations are included in determining net income for the period in which exchange rates change.

e. DEFERRED INCOME TAX

Starting September 13, 2002, JLEC tax rate on Units 1&2 is 17.5%. JLEC determines and books the current income tax (US$ 4,226,098 for 2002) as required by the CGNC (Moroccan GAAP).
Temporary differences between the US GAAP and the CGNC balance sheets are creating the need to record deferred income taxes. The main temporary differences result from the use of the Direct Financing Lease method under US GAAP. In particular, the treatment of Net Investment and revenue recognition (as disclosed in note 2.b above) under US GAAP are quite different from the treatment of these items under Moroccan GAAP. The total of all the deferred tax liabilities is $13,005,298 ($6,097,093 for 2001 plus $6,908,205 for 2002).

f. OFF BALANCE SHEET COMMITMENTS

The Company discloses all off-balance sheet commitments, if any, on balance sheet dates.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2002

3. CASH
3.1  Cash

The Company's cash as of December 31, 2002, includes the initial capital deposits of the Company's shareholders, as explained further in Note 15.1. Such cash is held in Moroccan Dirhams in accounts at 15.1 CITIBANK MAGHREB, which is located at 52, Avenue Hassan II, Casablanca, Morocco.
The remainder of the company's' cash is held by the Offshore Collateral Agent, Deutsche Bank Trust Company Americas in US$ and Euro, and by the Onshore Collateral Agent, BMCI - Banque Marocaine pour le Commerce et l'Industrie in Morocain Dirhams and US$.

The cash balances includes the following categories :

                                                                   12/31/02      12/31/01
                                                                     US$           US$
                                                                 ------------- ------------
            Off-shore Revenue in US$                               22,666,875   36,223,422
            Off-shore Revenue in Euro                               5,331,124    5,000,414
                                                                 ------------- ------------
            Total Off-Shore Revenue                                27,997,998   41,223,836

            On-shore O&M Account - Generator                          793,293    2,899,102
            On-shore O&M Account - Operator                         3,258,836    2,298,642
            Off-shore O&M Accounts                                     10,607        8,464
                                                                 ------------- ------------
            Total O&M Accounts                                      4,062,735    5,206,208

            Fuel & Spare Part Accounts                              5,289,381   12,080,028

            On-shore Construction Accounts                                  0    1,100,363

            Off-shore Debt Service Accrual Accounts in US$          3,843,187    3,540,479
            Off-shore Debt Service Accrual Accounts in Euro         5,433,301    3,898,143
                                                                 ------------- ------------
            Total  Debt Service Accrual Accounts                    9,276,488    7,438,623

            Shareholder capital deposits                               56,624       56,624
                                                                 ------------- ------------
                            Total                                  46,683,227   67,105,682
                                                                 ============= ============

3.2 Restricted Cash

The Reserve Accounts are as follow :

            Major Maintenance Reserve Account in US$       3.4 a    2,500,000    5,000,000
            Fixed O&M Reserve Account in US$               3.4 b    4,800,000    9,600,000
            Debt Service Reserve Account in US$            3.4 c   11,730,000      730,000
            Super Reserve Account in US$                   3.4 d   18,100,000            0
            Distribution Account in US$                                     0            0
                                                                 ------------- -----------
                    Off-shore Reserve Accounts in US$              37,130,000   15,330,000

            Fixed O&M Reserve Account in Euro                         197,262      161,372
            Debt Service Reserve Account in Euro           3.4 e   16,450,805    1,649,031
                                                                 ------------- -----------
                    Off-shore Reserve Accounts in Euro             16,648,067    1,810,404
                                                                 ------------- -----------
            Total Reserve Accounts                                 53,778,067   17,140,404
                                                                 ============= ===========

3.3 Total Cash

            Cash                                             3.1   46,683,227   67,105,682
            Restricted Cash in Reserve Accounts              3.2   53,778,067   17,140,404
                                                                 ------------- -----------
                                                                  100,461,294   84,246,085
                                                                 ============= ===========

3.4  Letters of Credit

Additional liquidity is available, if needed for debt service, from Sponsor (CMS and ABB) Letters of Credit in the following accounts :

                                                                   12/31/02     12/31/01
                                                                 ------------- -----------
            a. Major Maintenance Reserve Account             US$    2,500,000            0
            b. Fixed O&M Reserve Account                     US$    4,800,000            0
            c. Debt Service Reserve Account                  US$   11,300,000   22,600,000

            d. Super Reserve Account                         US$   47,900,000   36,800,000
            e. Debt Service Reserve Account                 Euro   15,000,000   30,000,000

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2002

4. INVENTORIES

The inventories as of December 31, 2002 are detailed as follows :

                                                                             12/31/02                 12/31/01
                                                                               US$                      US$
                                                                           -------------             -----------
               Stock of Coal                                           4.1   22,499,748              23,305,684
               Stock of Fuel-oil                                       4.2    2,078,600               2,988,752
               Stock of Spare Parts                                    4.3   15,081,606               4,952,377
               Other Stocks (Chemicals, Oils,...)                               954,692                 512,445
                                                                           -------------             -----------
                                                                             40,614,646              31,759,259
                                                                           =============             ===========

4.1 The stock of coal represents the value of 473,318 tones existing in the coal storage area as of December 31, 2002 plus 132,797 tones in transit to Jorf Lasfar (643,042 tones total as of December 31, 2001).

4.2 The stock of fuel oil represents 12,300 m3 existing in the fuel tanks as of December 31, 2002 (17,686 m3 as of December 31, 2001). This stock is greater than a one-year consumption.

4.3 The stock of Spare Parts represents the value of spare parts as of December 31, 2002, that were purchased after the close-out of the Net Investment on December 31, 2000. ($ 4,952,377 as of December 31, 2001).

5. RECEIVABLES

The "Accounts Receivables" as of  December 31, 2002 are detailed as follows :

                                                                             12/31/02                 12/31/01
                                                                               US$                      US$
                                                                           -------------             -----------
               Account Receivable - ONE                                5.1   76,098,673              85,811,099
               Account Receivable - Others                             5.2       76,097                 704,024
                                                                           -------------             -----------
                                                                             76,174,769              86,515,123
                                                                           =============             ===========

5.1 The account receivable - ONE includes November 2002 and December 2002 invoices. The account receivable balance as of December 31, 2001 was US$ 85,811,099 (Nov. and Dec. Invoices).

5.2 The other receivables include a) invoices to Valcen Gie ( association of Moroccan cement companies) for purchases of fly ash and penalties from November thru December 2002 (US$ 12,471), b) accrued interest earned by investment of JLEC's cash balances ($ 55,501), and c) other receivables (US$ 8,124).

6. PREPAYMENTS

The "Prepayments" as of December 31, 2002 are detailed as follows :

                                                                             12/31/02                 12/31/01
                                                                               US$                      US$
                                                                           -------------             -----------
               Prepaid Insurance                                              3,582,404               3,822,746
               Prepayments for Income Tax                                     5,194,869                       0
               Other Prepayments                                              1,653,537                 653,896
                                                                           -------------             -----------
                                                                             10,430,810               4,476,641
                                                                           =============             ===========

7. V.A.T LIABILITY

The "V.A.T Liability" account represents the net amount of Value Added Tax as shown below :

                                                                             12/31/02                 12/31/01
                                                                               US$                      US$
                                                                           -------------             -----------
               Value Added Tax received from ONE to be declared               4,805,614               8,415,330
               Value Added Tax to be paid & declared                         -1,934,168              -5,337,662
                                                                           -------------             -----------
                                                                              2,871,446               3,077,668
                                                                           =============             ===========

8. OTHER LONG TERM ASSETS

The Other  Long Term Assets are as follows :

                                                                             12/31/02                 12/31/01
                                                                               US$                      US$
                                                                           -------------             -----------
        Long Term Receivables  Loan                                           2,754,540               2,016,161
        Long Term Ash Disposal Site                                           1,913,308                       0
        Major Maintenance capitalized during 2001 Unit 1 turbine
         overhaul Outage                                                      7,898,850               7,898,850
        Less : Amortization of Unit 1 Major Maintenance in 2001                -470,170                -470,170
8.1 Less : Amortization of Unit 1 Major Maintenance in 2002                  -1,128,407                       0
                                                                           -------------             -----------
                                                                             10,968,120               9,444,841
                                                                           =============             ===========

8.1 Capitalized major maintenance costs are amortized over the estimated useful life of the investment, which for the turbine overhauls is 7 years (84 months) .

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2002

9. ACCOUNTS PAYABLE TO THIRD PARTIES

The "Account Payable to Third Parties" includes the main suppliers of JLEC as of December 31, 2002 and are detailed as follows :

                                                                                 12/31/02                     12/31/01
                                                                                   US$                          US$
                                                                               -------------             -------------------
                             Billiton (coal supplier)                             4,119,817                      16,060,510
                             Anglo (coal supplier)                                2,245,218                       5,281,412
                             Total (coal supplier)                                        0                       2,267,178
                             RAG Trading (coal supplier)                          4,499,958                               0
                             Glencore                                             2,187,744                               0
                             Alstom Power                                         2,845,357                       2,607,834
                             ONE - Rebate for 2001                                8,353,378                       8,282,661
                             ONE - Rebate for 2001 Payment                       -8,353,378                      -4,734,887
                             ONE - Rebate for 2002                               16,280,787                               0
                             ONE - Rebate for 2002 Payment                      -13,513,777                               0
                             Other suppliers                                      6,832,615                       4,999,250
                                                                               -------------             -------------------
                                          Total                                  25,497,718                      34,763,957
                                                                               =============             ===================

10. RELATED PARTY TRANSACTIONS

During the year 2002, JLEC has booked a number of related parties transactions as follows :

                                 ABB          ABB          CMS         CMS         CMS                         Total
                                  EV         MAROC        MOPCO       MOPCO      RD & GEN
----------------------------------------------------------------------------------------------------------------------------
Currencies                       US$          MAD          MAD         MAD         US$                          US$
----------------------------------------------------------------------------------------------------------------------------
Acc. Payable 12/31/01             137,581       78,576   7,726,314  44,598,493       76,753
---------------------------------------------------------------------------------------------------------
Management Fees                                         35,654,033           0
Incentive Accrual                                                   46,253,517
Other                             207,059      778,086  -6,139,521                  114,509
---------------------------------------------------------------------------------------------------------
Total Payments 2002               238,876      730,782  38,693,220  44,598,665      108,577
---------------------------------------------------------------------------------------------------------
Acc. Payable 12/31/02             105,764      125,880  -1,452,394  46,253,345       82,686
----------------------------------------------------------------------------------------------------------------------------
Acc. Pay. in US$ 12/31/02         105,764       12,345    -142,433   4,535,976       82,686                       4,594,337
----------------------------------------------------------------------------------------------------------------------------

                                              Jorf
                             Jorf Lasfar     Lasfar    Jorf Lasfar  Tre Kronor
                             Energiaktie-    Power       Handels-   Investment   AB Cythere   AB Cythere
    Common Stock                bolag       Energy AB    bolag         AB           61           63              Total
----------------------------------------------------------------------------------------------------------------------------
Currencies                       MAD          MAD          MAD         MAD         MAD          MAD             MAD
----------------------------------------------------------------------------------------------------------------------------
Acc. Payable 12/31/01         202,826,993  186,600,834  16,226,160  16,226,160      885,063  388,542,764        811,307,973
----------------------------------------------------------------------------------------------------------------------------
Dividend  Payable
 Oct 29, 2002                 495,000,000  455,400,000  39,600,000  39,600,000    2,160,000  948,240,000      1,980,000,000
----------------------------------------------------------------------------------------------------------------------------
Total Payments 2002           477,660,429  439,447,594  38,212,834  16,144,045      880,600  386,583,232      1,358,928,734
----------------------------------------------------------------------------------------------------------------------------
Acc. Payable 12/31/02         220,166,565  202,553,239  17,613,325  39,682,115    2,164,464  950,199,532      1,432,379,240
----------------------------------------------------------------------------------------------------------------------------
B/S FX Rate MAD/USD                10.197       10.197      10.197      10.197       10.197       10.197             10.197
----------------------------------------------------------------------------------------------------------------------------
Acc. Pay. in US$ 12/31/02      21,591,308   19,864,003   1,727,305   3,891,548      212,265   93,184,224        140,470,652
----------------------------------------------------------------------------------------------------------------------------

                                              Jorf
                             Jorf Lasfar     Lasfar    Jorf Lasfar  Tre Kronor
   Preferred Stock &         Energiaktie-    Power       Handels-   Investment   AB Cythere   AB Cythere
 Convertible Securities         bolag       Energy AB    bolag         AB           61           63              Total
----------------------------------------------------------------------------------------------------------------------------
Currencies                       MAD          MAD          MAD         MAD         MAD          MAD               MAD
----------------------------------------------------------------------------------------------------------------------------
Preferred Stock  Dividend
 payable                                0            0           0           0      261,774  115,016,078        115,277,852
----------------------------------------------------------------------------------------------------------------------------
Convertible Securities
 Interest                      63,882,171   58,771,597   5,110,574   5,110,574       16,749    7,359,167        140,250,832
----------------------------------------------------------------------------------------------------------------------------
Total Payments 2002            63,882,171   58,771,597   5,110,574   5,110,574      278,523  122,375,245        255,528,684
----------------------------------------------------------------------------------------------------------------------------
Acc. Payable 12/31/02                   0            0           0           0            0            0                  0
----------------------------------------------------------------------------------------------------------------------------
B/S FX Rate MAD/USD                10.197       10.197      10.197      10.197       10.197       10.197             10.197
----------------------------------------------------------------------------------------------------------------------------
Acc. Pay. in US$ 12/31/02               0            0           0           0            0            0                  0
----------------------------------------------------------------------------------------------------------------------------

                                                                                                         -------------------
                                                       Total Accounts Payable to Related Parties                145,064,990
                                                                                                         -------------------

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2002

11. TAXES PAYABLE:

The "taxes payable" includes the following items as of December 31, 2002 :

                                                                                          12/31/02           12/31/01
                                                                                             US$                US$
                                                                                        -------------      -------------
               Value Added Tax (VAT) to pay on behalf of foreign suppliers                    299,199            312,044
               Income Tax 2001                                                                      0            186,202
               Income Tax 2002                                                              4,226,098                  0
               Withholding Tax                                                                155,281            192,380
               Payroll Tax                                                                    185,575            182,715
                                                                                        -------------      -------------
                        Total                                                               4,866,153            873,340
                                                                                        =============      =============

12. CAPACITY CHARGES

                                                                      Actual              DFL model
                                                                   -------------        -------------
12.1 $ Capacity Charges greater than $ DFL Model                     $ Capacity           Min Lease
                                                                   -------------        -------------
                                                                      Charges             Payments          Difference
                                                                   -------------        -------------      -------------
                                                                       CGNC                US GAAP            US GAAP
                                                                   -------------        -------------      -------------
                                                                        USD                  USD                USD
                                                                   -------------        -------------      -------------
2002 IN USD                                                          144,776,947          142,336,127          2,440,820
                                                                                                           -------------

$ Capacity Charges greater than $ DFL Model                                                                    2,440,820
                                                                                                           -------------

                                                                      Actual              DFL model
                                                                   -------------        -------------
12.2 Euro Capacity Charges greater than Euro DFL Model             Euro Capacity         Min Lease
                                                                   -------------        -------------
                                                                      Charges             Payments          Difference
                                                                   -------------        -------------      -------------
                                                                       CGNC                US GAAP            US GAAP
                                                                   -------------        -------------      -------------
                                                                       Euro                 Euro             Euro/USD
                                                                   -------------        -------------      -------------
2002 IN EURO                                                         124,845,355          124,619,384            225,971
                                                                                                           -------------
           B/S  FX Rate                                                                                       X 1.046582
                                                                                                           -------------
Euro Capacity Charges greater than Euro DFL Model in USD                                                         236,497
                                                                                                           -------------

13. OTHER CURRENT LIABILITIES

The "Other Current Liabilities" as of December 31, 2002 are detailed as follows:

                                                                                          12/31/02           12/31/01
                                                                                             US$                US$
                                                                                        -------------      -------------
               Accrued Expenses: interest, swaps and fees                          13.1     6,072,924         17,293,488
               Accrued salaries expense                                                     1,390,179            986,669
               Liability for Compensated Absences                                             307,449            108,027
               Other Liabilities                                                              184,470            218,670
                                                                                        -------------      -------------
                                                                                            7,955,022         18,606,854
                                                                                        =============      =============

13.1 The accrued interests and fee expenses are detailed by loans as follows :

                                                                                          12/31/02           12/31/01
                                                                                             US$                US$
                                                                                        -------------      -------------
                        OPIC                                                                  807,914            907,733
                        SACE                                                                1,522,740          1,413,325
                        WB                                                                  1,629,541          1,146,864
                        US EXIM - Exposure Fees                                                     0         12,255,922
                        US EXIM - Other                                                     1,823,435          1,370,400
                        ERG                                                                   289,295            199,245
                                                                                        -------------      -------------
                                                                                            6,072,924         17,293,488
                                                                                        =============      =============

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2002

14.  LONG TERM LOANS

Long term loans are detailed as follows as of December 31, 2002:

                                                               Interest                                 Reimbursement
                Borrowing                  Principal   ---------------------------  Interest    --------------------------
    Loan          Date        Currency       Amount        Type         Rate         Payment       Maturity    Periodicity
--------------------------------------------------------------------------------------------------------------------------
US EXIM          9/12/02         US$       200,970,655    Fixed        7.2000%      Quarterly   Feb. 15, 2013   Quarterly

OPIC Note A     11/25/97         US$        51,677,083    Fixed       10.2300%      Quarterly   Feb. 15, 2013   Quarterly
OPIC Note B     02/11/98         US$        11,275,000    Fixed        9.9200%      Quarterly   Feb. 15, 2013   Quarterly
                                            ----------
                                            62,952,083

              Total L.T  loan in US$       263,922,739
              Current part in USD           25,748,560
              Non-Current part in USD      238,174,179

                                                               Interest                                 Reimbursement
                Borrowing                  Principal   ---------------------------  Interest    --------------------------
    Loan          Date        Currency       Amount        Type         Rate         Payment       Maturity    Periodicity
--------------------------------------------------------------------------------------------------------------------------
SACE            11/15/02        Euro       198,720,273    Fixed        5.7300%      Quarterly   Feb. 15, 2013   Quarterly

ERG             11/15/02        Euro        25,537,392   Variable     5.13725%      Quarterly   Feb. 15, 2013   Quarterly

World Bank      11/15/02        Euro       136,696,015   Variable     4.88725%      Quarterly   Feb. 15, 2013   Quarterly

              Total L.T  loan in Euro      360,953,680
              B/S FX Rate Euro/USD             1.04658
              Total L.T  loan in USD       377,767,743
              Current part in USD           36,855,389
              Non-Current part in USD      340,912,354

Total principal repayments for the next five years are detailed below. Forecasts of interest payments, interest-rate swap payments and guarantee fees are also shown below. For further information regarding swaps, see Note 20.

                    Principal     Principal      Principal     Principal     Principal     Remaining      Remaining    Remaining
                  Repayment in  Repayment in   Repayment in   Repayment in  Repayment in    Interest        Swap       Guarantee
                      2003         2004            2005          2006          2007         Payments       Payments      Fees
                                                                                           2003-2013      2003-2013    2003-2013
                  ------------  ------------   ------------   ------------  ------------  -----------     ----------   ---------

In USD
US EXIM            19,606,893    19,606,893     19,606,893     19,606,893    19,606,893    76,033,383              0           0
OPIC A              5,041,667     5,041,666      5,041,666      5,041,666     5,041,666    27,754,052              0           0
OPIC B              1,100,000     1,100,000      1,100,000      1,100,000     1,100,000     5,871,955              0           0
Total in USD       25,748,560    25,748,559     25,748,559     25,748,559    25,748,559   109,659,390              0           0

In Euro
SACE               19,387,344    19,387,344     19,387,344     19,387,344    19,387,344    60,663,342              0           0
ERG                 2,491,452     2,491,452      2,491,452      2,491,452     2,491,452     7,093,552      4,535,473           0
WB                 13,336,197    13,336,197     13,336,197     13,336,197    13,336,197    36,148,188     23,844,995   6,757,469
Total in Euro      35,214,993    35,214,993     35,214,993     35,214,993    35,214,993   103,905,082     28,380,468   6,757,469
B/S FX Rate
  Euro/USD            1.04658       1.04658        1.04658        1.04658       1.04658       1.04658        1.04658     1.04658
Total in USD       36,855,389    36,855,389     36,855,389     36,855,389    36,855,389   108,745,223     29,702,496   7,072,248

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2002

15. SHAREHOLDERS' EQUITY

The composition of Shareholders' Equity as of December 31, 2002 was :

15.1 COMMON STOCK

                                                                Common Stock                       Paid in advance
                                                 --------------------------------------------         for shares
                                                                                                     to be issued
                                                    Number        Par value    Par value    -----------------------------
Shareholders                                       of Shares       Dirham      US Dollar      Dirhams       US Dollar
---------------------------------------------    ------------------------------------------------------------------------
AB Cythere 63, Sweden                                2,634         263,400       27,668        722.29            74
Jorf Lasfar Energiaktiebolag, Sweden                 1,375         137,500       14,443        400.00            41
Jorf Lasfar Power Energy AB, Sweden                  1,265         126,500       13,288        380.00            39
Tre Kronor Investment  AB, Sweden                      110          11,000        1,155        -26.75            -3
Jorf Lasfar Handelsbolag, Sweden                       110          11,000        1,155        220.00            22
AB Cythere 61, Sweden                                    6             600           63          1.65             0
                                                 ------------------------------------------------------------------------
          Total                                      5,500         550,000       57,773      1,697.19           173

15.2 CONVERTIBLE SHAREHOLDERS'  SECURITIES
On December 11, 2000, the JLEC shareholders purchased 100% of all Company Loan Notes for $ 387,355,000, and amended the Company Loan Agreement to make such shareholder securities convertible into Preferred Stock or Common Stock. On January 1, 2001, the convertible securities (Company Loan Principal) held by AB Cythere 61and AB Cythere 63 were converted into Preferred Stock as shown below on Note 15.3 . Such conversions shall be made into a fixed number of JLEC shares as listed below :

                                                                Convertible Shareholders' Securities
                                                           ---------------------------------------------
                                                                 Number        Par value     Par value
Shareholders                                                   of Shares        Dirham       US Dollar
---------------------------------------------              ---------------------------------------------
AB Cythere 63, Sweden                                                    0               0            0
Jorf Lasfar Energiaktiebolag, Sweden                            10,537,024   1,053,702,400   96,838,750
Jorf Lasfar Power Energy AB, Sweden                              9,694,062     969,406,200   89,091,650
Tre Kronor Investment  AB, Sweden                                  842,962      84,296,200    7,747,100
Jorf Lasfar Handelsbolag, Sweden                                   842,962      84,296,200    7,747,100
AB Cythere 61, Sweden                                                    0               0            0
                                                           ---------------------------------------------
           Total                                                21,917,010   2,191,701,000  201,424,600

Under the terms of the amended Company Loan Agreement summarized below, these convertible securities constitute an hybrid instrument which are delt with in accordance with the substance of the transaction, i.e. as a Preferred Stock equivalent : (a) Expression of the Loan in MAD

The outstanding USD 201,424,600 principal amount is expressed as MAD 2,191,701,000 for the purpose of computing interest and principal payments due under this Agreement. However, interest and principal payments will be paid to the shareholders in USD, provided that the Company is not responsible for any losses realized by the shareholders resulting from the depreciation of the value of the MAD relative to the USD.

(b) Repayment or conversion into Stock

Under the terms of the amended Agreement :
- the Security may only be repaid, in whole or in part, at the Company's option;
- the part of the Security principal held by other Company Lenders listed above may be converted into Common Stock at any time, using the same conversion ratio used for the conversion of the parts of AB Cythere 61 and AB Cythere 63;
- the shares of Preferred Stock issued to AB Cythere 61 and AB Cythere 63 may be converted into Common Stock. In this case, all outstanding Security principal held by other Company Lenders will be mandatorily converted into Common Stock at the same conversion ratio.

(c) Interest payment and accruals as Retained Earning

The Company will pay interest on the unpaid principal amount once per year, at the interest rate per annum equal to the Moroccan maximum deductible rate, which was 4.87% p.a, in 2002. Accruals for such interest payments are reported as part of the Retained Earning allocation in Note 15.5, and are not expensed. 15.5

15.3 PREFERRED STOCK

In accordance with Section 3.01 par.(b) of the amended Company Loan Agreement (see note 15.2 above), the Company has 15.2 converted on January 1, 2001, all outstanding Company Loan principal held by AB Cythere 61 and AB Cythere 63, at the conversion ratio of one (1) share of Preferred Stock for each one hundred
(100) MAD of such Company Loan principal converted into Preferred Stock, as follows :

                                                                         Preferred Stock
                                                           ---------------------------------------------
                                                               Number        Par value      Par value
Shareholders                                                  of Shares        Dirham       US Dollar
---------------------------------------------              ---------------------------------------------
AB Cythere 63, Sweden                                        20,185,145   2,018,514,500    185,508,183
Jorf Lasfar Energiaktiebolag, Sweden                                  0               0              0
Jorf Lasfar Power Energy AB, Sweden                                   0               0              0
Tre Kronor Investment  AB, Sweden                                     0               0              0
Jorf Lasfar Handelsbolag, Sweden                                      0               0              0
AB Cythere 61, Sweden                                            45,941       4,594,100        422,217
                                                           ---------------------------------------------
                              Total                          20,231,086   2,023,108,600    185,930,400

Such shares are non-participating voting shares of convertible Preferred Stock of the Company, and :

- are convertible at any moment into shares of Common Stock;

- give right to the collection of a minimum priority dividend, at least equal to 4% of the aggregate par value of the preferred shares,
- do not participate in the distribution of the remaining balance of Retained Earning, which is divided among 15.5 the shares of Common Stock as shown in Note 15.5.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2002

15.4 RECONCILIATION OF RETAINED EARNINGS                                                                             USD
                                                                                                               ----------------
              Retained Earnings as of December 31, 2001                                                            187,671,644
              Retained Earnings increase during 2002                                                               132,287,908
              Retained Earnings decrease during 2002 :
                             Convertible Securities interest payable as of January 1, 2002                         -12,095,803
                                              140,250,832 Dirhams
                                                  11.5950 Dirhams per US Dollar

                             Preferred Stock Dividend payable as of January 1, 2002                                 -9,942,031
                                              115,277,852 Dirhams
                                                  11.5950 Dirhams per US Dollar

                             Common Stock Dividend payable as of October 29, 2002                                 -184,891,213
                                                    5,500 Common Stock Shares
                                                  360,000 Dirhams per share
                                            1,980,000,000 Dirhams
                                                  10.7090 Dirhams per US Dollar on October 29, 2002

                                                                                                               ----------------
              Total Retained Earnings                                                                   15.5       113,030,506

15.5 ALLOCATION OF RETAINED EARNINGS

The Retained Earnings are allocated among the shareholders as follows :

                                                                                                            Common
                                                   Convertible Securities            Preferred Stock         Stock         Total
                                             ---------------------------------------------------------------------------------------
Shareholders                                     Dirhams       US Dollars       Dirhams      US Dollars    US Dollars   US Dollars
----------------------------------------     ---------------------------------------------------------------------------------------
AB Cythere 63, Sweden .......................             0              0      99,666,957     9,774,145    44,357,210    54,131,355
Jorf Lasfar Energiaktiebolag, Sweden ........    52,028,019      5,102,287               0             0    23,155,340    28,257,626
Jorf Lasfar Power Energy AB, Sweden .........    47,865,778      4,694,104               0             0    21,302,912    25,997,016
Tre Kronor Investment  AB, Sweden ...........     4,162,242        408,183               0             0     1,852,427     2,260,610
Jorf Lasfar Handelsbolag, Sweden ............     4,162,242        408,183               0             0     1,852,427     2,260,610
AB Cythere 61, Sweden .......................             0              0         226,840        22,246       101,041       123,287
                                             ---------------------------------------------------------------------------------------
            Total ...........................   108,218,281     10,612,757      99,893,797      9,796,391   92,621,358   113,030,506


The allocations for Convertible Securities (108,218,281 Dirhams) and Preferred Stock (99,893,797 Dirhams) are payable as of January 1, 2003, and are scheduled for payment on May 15, 2003.

16.  DIRECT FINANCING LEASE -  (D.F.L)

As explained in Note 2b, JLEC is using the Direct Financing Lease methodology. Specific accounts were created to display particular operation under this method. These accounts are detailed below .

16.1 LONG TERM RECEIVABLES

                                                                     US$                  Euro
                                                            ------------------    -----------------
                                                                Units 1 to 4         Units 1 to 4
                                                            ------------------    -----------------
           Total Minimum Lease Payments                          1,426,008,468        1,081,037,348
           Minimum Lease Payments for 2002                        -142,336,127         -124,619,384
                                                            ------------------    -----------------
           Total of Future Minimum Lease Payments                1,283,672,341          956,417,964
                                                            ------------------    -----------------
                                                                                      X 1.046582
                                                            ------------------    -----------------
           Total of Future Minimum Lease Payments in US$         1,283,672,341        1,000,970,139
                                                            ==================    =================

The minimum lease payments under the US GAAP model for the next five years are as follows:

                                                                    US$                 Euro
                                                            ------------------    -----------------
                Year                                              Units 1 to 4         Units 1 to 4
           --------------                                   ------------------    -----------------
                2003                                               101,642,136          121,482,376
                2004                                               116,664,592          116,635,941
                2005                                               116,371,118          107,167,144
                2006                                               106,872,046           90,768,049
                2007                                                96,617,923           85,060,254

JORF LASFAR ENERGY COMPANY

NOTES to US GAAP FINANCIAL STATEMENTS dated December 31, 2002

16.2 UNEARNED INCOME

                                                                    US$                Euro
                                                            ------------------    -----------------
                                                                  Units 1 to 4         Units 1 to 4
                                                            ------------------    -----------------
           Total Unearned Income                                   673,381,447          668,603,895
           Lease Revenue 2002                                      -88,463,713          -99,930,507  X  0.95144   95,077,872
                                                            ------------------    -----------------
                                                                   584,917,734          568,673,388
                                                            ------------------    -----------------
                                                                                         X 1.046582
                                                            ------------------    -----------------
           Total Remaining Unearned Income in US$                  584,917,734          595,163,517
                                                            ==================    =================

The Lease Revenue under the US GAAP model for the next five years are as follows:

                                                                    US$                  Euro
                                                            ------------------    -----------------
              Year                                                Units 1 to 4         Units 1 to 4
           -----------                                      ------------------    -----------------
              2003                                                  81,436,213           91,576,926
              2004                                                  77,831,811           84,020,822
              2005                                                  73,012,360           75,871,769
              2006                                                  67,896,425           69,487,000
              2007                                                  64,019,517           64,661,480

17. Financial Expenses

The Financial Expenses from January 1, 2002 to December 31, 2002, are detailed as follows:

                                                                                                US$
                                                                                  -----------------
       Interest, Fees and Swaps incurred from inception to December 31, 2002

               Up-Front Fees                                                             25,609,073
               Interest Costs                                                           246,526,514
               Premiums                                                                  23,808,481
               Commitment Fees                                                           19,312,672
               Arrangement Fees                                                           2,396,273
               Other Fees (acceptance fees, Agent fees...etc)                             9,297,751
               Guarantee Fees                                                            19,101,732
               Swaps                                                                     30,362,978
                                                                                  -----------------
                                                                                        376,415,474
               Accrued Interest, Fees, Swaps (see Note 13.1)                              6,072,924
                                                                                  -----------------
               Total Interest, Fees and Swaps                                           382,488,398
               Interest, fees and swaps capitalized as part of
               the project construction for Units 3&4                                  -210,949,363
                                                                                  -----------------
               Interest and swaps expensed - Total                                      171,539,035
               Interest and swaps expensed from 1997 through 2001                      -126,704,796
                                                                                  -----------------
               Interest and swaps expensed in 2002                                       44,834,239
                                                                                         ==========

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2002

18. PENSION PLANS
JLEC contributes to the following pension plans:

18.1 CAISSE COMMUNE DES RETRAITES (CCR)

As required by PPA Section 23.2.4, most of JLEC's employees ( 263 employees of 314, or 84%) plus 1 recent retiree are participants in the CCR defined benefit pension plan. This plan is funded by employee payroll deductions equal to 9% of the employees' gross pay, plus JLEC contributions equal to 18% of the participating employees' gross pay. In 2002, such JLEC contributions to the CCR amount to USD 291,036 (USD 266,972 in 2001, and USD 280,577 in 2000). A recent independent assessment by Deloitte & Touche determined that as of August 31, 2002, JLEC's CCR funding level should have been USD 7,282,904 (really MAD 77,905,226 divided by 10.697), compared with an August 31, 2002, actual funding level of only USD 1,856,061 (MAD 19,854,283/10.697). Therfore, in August 2002,
JLEC recognized an unusual one-time expense for future CCR pension obligations in the amount of USD 5,426,843 (MAD 58,050,943/10.697), and created an equivalent balance sheet liability for unfunded pension obligations. As of December 31, 2002, this unfunded pension obligation equals USD 5,692,943 (MAD 58,050,943/10.197).

18.2 CAISSE INTERPROFESSIONNELLE MAROCAINE DE RETRAITES (CIMR)

Employees of JLEC not covered by CCR participate in a fund to which the employer contributes an amount equal to 12 percent of the employee's gross pay. This fund is carried in the employee's name, and the pension benefits an employee will receive depend only on the amount contributed to this account and the returns earned on investments of those contributions. In 2002, JLEC's contribution to that fund amounted to USD 109,147 (2001:USD 105,912 and 2000: USD 102,558).

19. CONTINGENT LIABILITIES

The company's corporate tax return for the years 1999 to 2002, and the company's payroll and VAT returns for the years 1997 to 2002 are open to audit by the Moroccan Tax Authorities.

20. DERIVATIVE INSTRUMENT LIABILITY / OTHER COMPREHENSIVE INCOME

In accordance with SFAS N DEG. 133, JLEC's remaining interest rate swap payments are forecasted, valued and reported in the Liability and Equity section of the Balance Sheet. Details are provided in the following table.

    --------------------------------------------------------------------------------------------------------------------------------
                                     Fixed     Current                      Settlement               Forecast of
     Credit      Swap              Rate Paid  Libor Paid Current Notional      and      Termination   Remaining
    Facility   Providers Currency   by JLEC    to JLEC       Amount        Amortization    Date        Payments    Valuation in Euro
    --------------------------------------------------------------------------------------------------------------------------------
    World Bank BNP       Euro      6.4115%    3.13725%      45,565,338       Quarterly     2/15/2013    7,947,927          5,729,083
               ABN       Euro      6.4175%    3.13725%      45,565,338       Quarterly     2/15/2013    7,962,491          5,739,581
               CSFB      Euro      6.4060%    3.13725%      45,565,338       Quarterly     2/15/2013    7,934,576          5,719,459
                                                           -----------                                 ----------         ----------
                                                           136,696,014                                 23,844,995         17,188,122

    ERG        BNP       Euro      6.4700%    3.13725%       8,512,464       Quarterly     2/15/2013    1,511,371          1,089,437
               ABN       Euro      6.4750%    3.13725%       8,512,464       Quarterly     2/15/2013    1,513,638          1,091,072
               CSFB      Euro      6.4680%    3.13725%       8,512,464       Quarterly     2/15/2013    1,510,464          1,088,783
                                                           -----------                                 ----------         ----------
                                                            25,537,392                                  4,535,473          3,269,292

                                                                                                    Total in Euro         20,457,415
                                                                                                                          ----------
                                                                                                   B/S FX rate  X            1.04658
                                                                                                     Total in USD         21,410,369
                                                                                                                          ==========

21. CASH FLOWS FOR 2002
Reconciliation of net income to net cash from operating activities under the Direct Method is as follows:

                                                                    US$
                                                             ------------------
Net Income ................................................        132,287,908
Adjustment to reconcile Net Income to cash provided
 from operating activities: ...............................

Change in:
       Inventory...........................................         (8,855,387)
       Receivables.........................................         10,340,353
       Prepayments.........................................         (5,954,169)
       Recoverable VAT.....................................           (206,222)
       Accounts Payable....................................          7,531,514
       Tax Liabilities.....................................          3,992,813
       Unfunded Pension Obligations........................          5,692,943
       Deferred Tax Liability..............................          6,908,298
       Other Liabilitites (excluding Financing costs
        capitalized).......................................          1,604,091
       Depreciation and amortization.......................          2,752,641
       Financial Expenses..................................         44,834,239
       Effect of exchange rate changes.....................          4,235,487
                                                             -----------------
Net cash provided by operating activities..................        205,164,510
                                                             =================

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2002


22. REVENUE ADJUSTMENTS

The Revenue Adjustments in 2002 as of December 31, 2002 are detailed as follows:

                                                                             ----------------
                                                                              Amount in USD
                                                                             ----------------

            ONE adjustments of JLEC invoices                                          90,988
            EC Index Adjustment related to 2001                                    2,165,054
            Unit 3/4 spare parts provided by Alstom w/o charge                       834,184
                                                                             ----------------
                                                                                   3,090,227
                                                                             ================